UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68801

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Builder Advisor Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

770 Tamalpais Drive, Suite 401B
(No. and Street)

Corte Madera	California	94925
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anthony G. Avila	(415) 561-0600	tony@builderadvisorgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Blvd, Suite A200	Walnut Creek	California	94596
(Address)	(City)	(State)	(Zip Code)

February 24, 2009	3438
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Anthony G. Avila_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Builder Advisor Group, LLC_____, as of _____December 31, 2023__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



AMY CHRISTINE BALDWIN
Notary Public - California
Marin County
Commission # 2375019
My Comm. Expires Sep 13, 2025

Signature:

Title: *Managing Member & CCO*

Amy Christine Baldwin
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



CALIFORNIA ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }
County of Marin }

On March 12, 2024 before me, Amy Christine Baldwin,
Date — *Here Insert Name and Title of the Officer*

personally appeared Anthony G. Avila
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

AMY CHRISTINE BALDWIN
Notary Public - California
Marin County
Commission # 2375019
My Comm. Expires Sep 13, 2025

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Amy C. Baldwin
Signature of Notary Public

Place Notary Seal and/or Stamp Above

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Corporate Officer – Title(s): ______
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer is Representing: ______

Signer's Name: ______
☐ Corporate Officer – Title(s): ______
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer is Representing: ______

Builder Advisor Group, LLC

Annual Audit Report

December 31, 2023

Builder Advisor Group, LLC

Table of Contents

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200 *(925) 933-2626*
Walnut Creek, CA 94596 *Fax (925) 944-6333*

Report of Independent Registered Public Accounting Firm

To the Member of
Builder Advisor Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Builder Advisor Group, LLC (the "Company") as of December 31, 2023, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

We have served as Builder Advisor Group, LLC's auditor since 2013.
Walnut Creek, California
March 27, 2024

Builder Advisor Group, LLC

Statement of Financial Condition

December 31, 2023

Assets

Cash and cash equivalents	$	692,901
Investments in securities		3,015,595
Accounts receivable, net of $51,665 allowance for credit losses		207,636
Prepaid expenses		32,588
Total Assets	$	3,948,720

Liabilities and Member's Equity

Liabilities

Accounts payable	$	17,767
Deferred revenue		158,240
Due to affiliates		71,217
Total Liabilities		247,224
Member's Equity		3,701,496
Total Liabilities and Member's Equity	$	3,948,720

The accompanying notes are an integral part of these financial statements.

Builder Advisor Group, LLC

Statement of Income

For the Year Ended December 31, 2023

Revenue		
Investment banking	$	7,552,151
Realized and unrealized gains on investments		157,007
Conference admission fees		101,282
Reimbursed expense income		50,864
Interest and other income		65,565
Total Revenue		7,926,869
Expenses		
Professional fees		1,311,452
Credit losses		51,665
Reimbursable expenses		50,864
Dues and subscriptions		18,500
Other operating expenses		159,769
Total Expenses		1,592,250
Net Income	$	6,334,619

The accompanying notes are an integral part of these financial statements.

Builder Advisor Group, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2023

Member's equity as of January 1, 2023	$	8,171,877
Distributions		(10,805,000)
Net income		6,334,619
Member's Equity as of December 31, 2023	$	3,701,496

The accompanying notes are an integral part of these financial statements.

Builder Advisor Group, LLC

Statement of Cash Flows

For the Year Ended December 31, 2023

Cash Flows from Operating Activities		
Net income	$	6,334,619
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Realized and unrealized gains on investments		(157,007)
Credit losses		51,665
(Increase) decrease in:		
Accounts receivable		(229,301)
Prepaid expenses		(1,072)
Increase (decrease) in:		
Accounts payable		11,952
Deferred revenue		158,240
Due to affiliates		55,570
Net Cash Provided by Operating Activities		6,224,666
Cash Flows from Investing Activities		
Purchase of investments		(9,708,387)
Investments sold		949,698
Investments redeemed		3,835,000
Net Cash Used in Investing Activities		(4,923,689)
Cash Flows from Financing Activities		
Distributions		(3,798,359)
Net Cash Used in Financing Activities		(3,798,359)
Net Decrease in Cash and Cash Equivalents		(2,497,382)
Cash and cash equivalents at beginning of year		3,190,283
Cash and Cash Equivalents at End of Year	$	692,901
Supplemental Disclosure of Non-Cash Operating and Financing Activities		
Contribution reducing amount owed to affilitate	$	3,647
Distribution of investments in securities	$	7,002,994

The accompanying notes are an integral part of these financial statements.

5

Builder Advisor Group, LLC

Notes to the Financial Statements

December 31, 2023

1. Organization

Builder Advisor Group, LLC (the "Company") was organized as a California limited liability company in October 2010. The Company is owned by its sole member, Efficient Builder Technology Corporation (the "Member"), and operates in Corte Madera, California. Under this form of organization, the Member is not liable for the debts of the Company. The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in March 2012. The Company engages in advisory services and private placements of securities.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. The Company had cash equivalents of $49,741 at December 31, 2023.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense on the Statement of Income. Per management's analysis, a $51,665 allowance for credit losses was considered necessary as of December 31, 2023.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. Investments in securities are the only financial instruments required to be measured at fair value on a recurring basis.

Builder Advisor Group, LLC

Notes to the Financial Statements

December 31, 2023

2. Significant Accounting Policies *(continued)*

Income Taxes

The Company, a limited liability company, is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California limited liability company tax of $800 and a California limited liability company fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2019. The Company does not believe it has any uncertain tax positions.

3. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Builder Advisor Group, LLC

Notes to the Financial Statements

December 31, 2023

3. Fair Value Measurements *(continued)*

Investments in Securities

The Company classifies its investments in securities as trading securities whereby unrealized gains and losses are recorded on the Statement of Income. Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that the managing member believes market participants would use to determine a current transaction price. These valuation techniques involve a high level of the managing member's estimation and judgment which become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets measured at fair value on a recurring basis as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
U.S. treasury notes	$ 3,015,595	-	-	$ 3,015,595
Total	$ 3,015,595	-	-	$ 3,015,595

U.S. treasury notes and bills are based on quoted market prices in active markets for identical assets.

4. Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Builder Advisor Group, LLC

Notes to the Financial Statements

December 31, 2023

4. Revenue from Contracts with Customers *(continued)*

Investment Banking Fees
The Company generates revenue by providing advisory services to companies related to mergers and acquisitions and by acting as an agent in the private placement of securities.

Success fees in investment banking engagements are recognized at a point in time when a transaction is completed within the terms of the agreement. It is at this point in time that the client obtains the control and benefit of the capital markets service and the related performance obligation to successfully broker a specific transaction has been satisfied.

Retainer fees and consulting fees in investment banking engagements are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided. Retainer fees may also be deferred until the successful close of a transaction when the closing is the primary performance obligation.

Valuation fees are fixed fees recognized at a point in time when the valuation is delivered to the client as the performance obligation has been fulfilled at such time.

Disaggregation of Revenue
The following table presents the Company's revenue from contracts with customers by business activity for the period ended December 31, 2023:

Major business activity:	
Investment banking – success fees	$ 6,644,151
Investment banking – retainer fees	774,500
Investment banking – valuation fees	133,500
Conference admission fees	101,282
Reimbursed expense income	50,864
Total	$ 7,704,297

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $30,000 and $207,636 as of January 1, 2023 and December 31, 2023, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. Deferred revenue as $0 and $158,240 as of January 1, 2023 and December 31, 2023, respectively.

Builder Advisor Group, LLC

Notes to the Financial Statements

December 31, 2023

4. **Revenue from Contracts with Customers** *(continued)*

Costs to Obtain or Fulfill a Contract with a Customer
The Company incurs incremental costs to obtain and/or fulfill contracts associated with investment banking and advisory engagements. These expenses are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized at a future point in time. All other investment banking advisory related expenses are expensed as incurred. For the year ended December 31, 2023, reimbursed expensed income was $50,864 and client reimbursable expenses were $50,864 on the Statement of Income.

5. **Related Party Transactions**

The Company has an expense sharing agreement with Avila Encore Management LLC ("AEM"), a company under common control. For a fee of $1,000 per month, AEM provides office space and pays most overhead expenses for the Company. For the year ended December 31, 2023 the Company incurred $12,000 of office service expense which is included in "Other operating expenses" on the Statement of Income. As of December 31, 2023, the Company owed $24,000 to AEM under this agreement which is included in due to affiliates on the Statement of Financial Condition.

Expenses associated with investment banking engagements are incurred by AA Advisors LLC ("AAA"), a company under common control. The Company bills and collects these expenses from its clients and remits payment to AAA upon receipt. As of December 31, 2023, the Company owes AAA $47,217 for such expenses. For the year ended December 31, 2023, the Company paid AAA $16,130 for such expenses. These expenses have no impact on the Statement of Income as the Company is just billing and collecting on behalf of AAA.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

6. **Risk Concentrations**

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist principally of cash and investments in securities. At each financial institution the Company maintains a cash balance, the Federal Deposit Insurance Corporation ("FDIC") insures up to $250,000. The Company also has a brokerage account where investments in securities are insured up to $500,000 by the Securities Investor Protection Corporation ("SIPC"). On March 10, 2023, Silicon Valley Bank ("SVB") was closed by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver. Cash held by the Company at SVB was not in excess of the federal insurance limits at the time of closure. On March 27, 2023, SVB was acquired by First Citizens Bank ("FCB") and is operating as a division of FCB.

For the year ended December 31, 2023, the Company's cash and investments in securities exceeded the FDIC and SIPC insurance limits. The Company has not experienced any losses on its cash deposits.

For the year ended December 31, 2023, 69% of investment banking revenue was earned from three clients.

Builder Advisor Group, LLC

Notes to the Financial Statements

December 31, 2023

7. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2023, the Company's net capital was $3,451,134 which exceeded the requirement by $3,351,134.

8. Subsequent Events

The Company has evaluated subsequent events through March 27, 2024, the date which the financial statements were issued, and determined no events require disclosure.

Effective January 1, 2024, the Company entered into an expense sharing agreement with EBTC, a company under common control. The Company will reimburse EBTC for overhead services provided for a monthly fee equal to ten percent of each rent, technology and compensation expense.

Supplemental Information

Pursuant to Rule 17a-5 of the Securities Exchange Act

Builder Advisor Group, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2023

Net Capital

Total member's equity	$	3,701,496
Less: Non-allowable assets		
Accounts receivable, net		207,636
Prepaid expenses		32,588
Total non-allowable assets		240,224
Net capital before haircuts		3,461,272
Less: Haircuts on investments		10,138
Net Capital		3,451,134
Net minimum capital requirement of 6 2/3% of aggregate		
indebtedness of $222,224 or $100,000, whichever is greater		100,000
Excess Net Capital	$	3,351,134

Reconciliation with Company's Net Capital Computation
Included in Part II of Form X-17A-5 as of December 31, 2023

There were no material differences between the Computation of Net Capital above and the corresponding schedule included in the Company's amended December 31, 2023 Part IIA FOCUS filing.

Builder Advisor Group, LLC

Schedule II

**Computation for Determination of the Reserve Requirements and
Information Relating to Possession or Control Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3**

For the Year Ended December 31, 2023

The Company engages in merger and acquisition advisory services, private placement of securities and firm commitment underwriting services. The Company does not accept customer funds or securities and does not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on Footnote 74 to SEC Release 34-70073 which is discussed in Q & A 8 of the related FAQ issued by SEC staff, the Company does not claim an exemption from SEA Rule 15c3-3 as it does not effect transactions for anyone defined as a customer under Rule 15c3-3, and there are no items to report under the requirements of this Rule.

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200 *(925) 933-2626*
Walnut Creek, CA 94596 *Fax (925) 944-6333*

Review Report of Independent Registered Public Accounting Firm

To the Member of
Builder Advisor Group, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Builder Advisor Group, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to: mergers and acquisitions advisory services and private placements of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5, and related SEC Staff Frequently Asked Questions.

Ernst Wintter & Associates LLP

Walnut Creek, California
March 27, 2024



SEA Rule 15c3-3 Exemption Report

March 21, 2024

Builder Advisor Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) merger and acquisition advisory services; (2) private placement of securities; (3) firm commitment underwriting services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Builder Advisor Group, LLC

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Anthony G. Avila
Managing Member & CCO